

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Balance Sheet

September 14, 2023

(With Independent Auditors' Report Thereon)

Whittlesey
Forward Advising™

ASSURANCE | ADVISORY | TAX | TECHNOLOGY



Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

Independent Auditors' Report

To the Member of
Infinity Fuel Cell and Hydrogen CF SPV, LLC

Opinion
We have audited the accompanying balance sheet of Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Company") as of September 14, 2023, and the related notes to the balance sheet.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of September 14, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Balance Sheet section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Balance Sheet
Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement, whether due to fraud or error.

In preparing the balance sheet, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the balance sheet is available to be issued.

Auditors' Responsibilities for the Audit of the Balance Sheet
Our objectives are to obtain reasonable assurance about whether the balance sheet as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the balance sheet.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the balance sheet, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the balance sheet.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the balance sheet.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Whittlesey PC

Hartford, Connecticut
September 28, 2023

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Balance Sheet

September 14, 2023

ASSETS		
Cash	$	100
Total assets	$	100
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to related party	$	100
Member's equity		-
Total liabilities and member's equity	$	100

The accompanying notes are an integral part of the balance sheet.

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Notes to the Balance Sheet

September 14, 2023

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business – Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Company"), a Delaware limited liability company, was formed on September 6, 2023. The operating agreement was entered into on September 14, 2023. The Company is registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. As of September 14, 2023, the Company is wholly owned by Infinity Fuel Cell and Hydrogen, Inc. (the "Manager" or the "Member" or the "Crowdfunding Issuer"), a Delaware corporation. The Company's fiscal year-end will be the same as the Crowdfunding Issuer of December 31st.

It is the intent of the Company to issue units of membership interests in the Company that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

Basis of Presentation – The accompanying balance sheet has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enacted date.

Subsequent Events – Management has evaluated the results of events subsequent to September 14, 2023 through September 28, 2023, the date the balance sheet was available to be issued, for recognition or disclosure. Management has concluded no subsequent events are to be recognized or disclosed.

NOTE 2 – RELATED PARTY

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall require the receipt of a written undertaking of the Crowdfunding Issuer, and either be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer and the Company shall not receive any other compensation from the Crowdfunding Issuer.

The Company has $100 due to the Member, reflected as a due to related party, on the balance sheet as of September 14, 2023.

Headquarters
280 Trumbull Street, 24th Floor
Hartford, CT 06103
860.522.3111

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One Hamden Center
2319 Whitney Avenue, Suite 2A
Hamden, CT 06518
203.397.2525

14 Bobala Road, 3rd Floor
Holyoke, MA 01040
413.536.3970

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WAdvising.com

